300 North LaSalle Street Chicago, Illinois 60654
(312) 862-2000 www.kirkland.com April 5, 2011	Facsimile: (312) 862-2200

Via EDGAR Submission and Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler Karen Ubell Vanessa Robertson Donald Abbot

	Re:	Sagent Holding Co. Amendment No. 2 to Registration Statement on Form S-1 Filed March 18, 2011 File No. 333-170979

Ladies and Gentlemen:

Sagent Holding Co., private limited liability company (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comments raised in the letter, dated March 31, 2011, from the staff of the Division of Corporation Finance of the SEC (the “Staff”) to Mr. Michael Logerfo, Chief Legal Officer, Corporate Vice President & Secretary of the Registrant. The Registrant’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff of the SEC referenced above, and those copies will be marked to show changes from the Amendment No. 2 to Registration Statement on Form S-1 as filed with the SEC on March 18, 2011, and will be annotated to identify the Staff’s comment to which such changes are intended to address. Where applicable, we have also referenced in the Registrant’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

April 5, 2011

Management’s Discussion and Analysis if Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Inventories, page 47

1. For the inventory that was capitalized pending regulatory approval, please revise your disclosure to include the current status of these products in the approval process and the estimated timing of obtaining approval.

Response: The Registrant has added disclosure on page 47 of the Prospectus in response to the Staff’s comment.

Stock-Based Compensation, page 48

2. Please disclose the factors that led to the increase in fair value of common stock from the November 30, 2009 valuation of $0.53 per share to the reassessed June 30, 2010 valuation of $1.30 per share.

Response: The Registrant has added disclosure on page 52 of the Prospectus in response to the Staff’s comment.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 54

3. On page 42 you disclose that cost of goods sold includes related profit sharing pursuant to your supply arrangements. Therefore, please revise your disclosure to explain why the increase in selling, general and administrative expense includes the write off of amounts due from a supplier under your profit sharing arrangement. In addition, please explain to us what the accrued profit sharing liability balance represents as of December 31, 2010.

Response: The Registrant has added disclosure on page 55 of the Prospectus in response to the Staff’s comment. The accrued profit sharing liability at December 31, 2010 was $3.7 million. This represents amounts currently payable pursuant to our supply agreements for our suppliers’ proportion of profits and royalties earned on certain of our products. This amount excludes $0.1 million net of prepaid profit sharing balances, which are recorded within prepaid and other current assets.

April 5, 2011

Business

Key Suppliers and Marketing Partners, page 46

4. We note the additional quantitative disclosure you have provided regarding the “gross margins” for products you sell under each of the Dobfar, Gland and Actavis agreements. It is unclear to the reader what these percentages actually represent. Please revise this disclosure to provide for each of the agreements the range of margins for your products that includes the expenses incurred for transfer costs and percentages payable to each of Dobfar, Gland and Actavis under the agreements and any other costs attributable to sales. Please also clearly explain what these percentages represent.

Response: The Registrant has added disclosure on pages 76 and 77 of the Prospectus in response to the Staff’s comment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8, Fair Value Measurements, page F-17

5. Please refer to your response to our prior comment eight. Please revise your disclosures to explain why it is appropriate to use the PWERM to determine the fair value of the preferred stock warrants. Please clarify how you concluded that the Black-Scholes option pricing model was appropriate to estimate the fair value of stock options but not the preferred stock warrants.

Response: The Registrant has added disclosure on pages F-18 and F-22 of the Prospectus in response to the Staff’s comment.

Note 17, Subsequent Event, page F-30

6. Please refer to your disclosure regarding your voluntary recall of all lots of one of your critical care products. If material, expand your disclosure in the filing to quantify the impact this recall will have on your future results of operations. If the recall will not have a material impact on your financial statements please disclose this fact.

April 5, 2011

Response: The Registrant has added disclosure on page F-31 of the Prospectus in response to the Staff’s comment.

We currently anticipate pricing the proposed offering on April 20, 2011. As a result, we would appreciate hearing from the Staff with respect to any outstanding comments as soon as possible.

We hope the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232.

Sincerely,

/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

cc:  Michael Logerfo